January 24, 2014
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Alon USA Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
File No. 1-32567
Ladies and Gentlemen:
Set forth below are the responses of Alon USA Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2014, with respect to Form 10-K for Fiscal Year Ended December 31, 2012, File No. 1-32567, filed with the Commission on March 14, 2013 (the “2012 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 28, 2013 (the “2012 Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for Fiscal Year Ended December 31, 2012
Exhibits

1.
We note that you have listed in your exhibit index agreements that you have not filed as exhibits to your filing or incorporated into your filing by reference. As an example, your exhibit index suggests that you have filed with this report the Supply and Offtake Agreement between Paramount Petroleum Corporation and J. Aron & Company as Exhibit 10.105. However, it does not appear that you have filed such agreement with this filing. Please revise to file all material contracts. If you intend to incorporate by reference previously filed documents, please revise to clarify. Please refer to Exchange Act Rule 12b-32 and Item 10(d) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment in future filings with the Commission by revising the exhibit index to clarify that the aforementioned exhibits are intended to be incorporated by reference from previously filed documents. In the exhibit index to the Company’s 2012 Form 10-K, the Company erroneously omitted statements indicating that Exhibits 10.72 and 10.105 were incorporated by

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January 24, 2014

reference from previously filed documents. The Company will ensure that it properly incorporates by reference Exhibits 10.72 and 10.105 in all applicable future filings.

2.
Please re-file each of your supply and offtake agreements, as amended, with J. Aron and Company to include omitted schedules. Please refer to Item 601(b)(10) of Regulation S-K. Please ensure that you re-file each such exhibit as an amendment to the original filing. See Exchange Act Rule 12b-15.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to re-file each of the supply and offtake agreements, as amended, with J. Aron and the Company with the Company’s Form 10-K for Fiscal Year Ended December 31, 2013. With respect to these exhibits, we expect to file a confidential treatment request pursuant to Rule 406 of the Securities Act of 1933 and pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as certain information contained in the previously-omitted schedules contain sensitive financial and commercial information.

3.
We note that you have filed as Exhibit 10.106 the amendment, dated as of July 20, 2012, to the Supply and Offtake Agreement, dated May 30, 2012, with J. Aron and Company. Please tell us whether you have filed the Supply and Offtake Agreement dated May 30, 2012. If you have not filed such agreement, please provide your analysis with respect to why you were not required to file it.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to file the Supply and Offtake Agreement, dated May 30, 2012, by and among J. Aron and the Company, as an exhibit to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013.

4.
We note that you have included the following reference at the bottom of your exhibit index: “† Filed under confidential treatment request.” However, it is not clear to which exhibits this reference relates. Please revise to clarify.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment in future filings with the Commission by revising the exhibit index to delete the “† Filed under confidential treatment request” footnote when it is inapplicable. The footnote was erroneously included, as it is not applicable to any document filed or incorporated by reference in the 2012 Form 10-K.

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January 24, 2014

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
Annual Bonuses, 13

5.
We note that you have disclosed in your Summary Compensation Table bonuses granted to your named executive officers in 2012. We also note your disclosure at page 13 that executive officers may be awarded bonuses based on individual performance and contributions. Please disclose how you determined the amount to be paid to each of your named executive officers as a bonus in 2012. See Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to disclose in future filings how we determine the amount to be paid to each of our named executive officers as a bonus during the applicable year. As disclosed in the Proxy Statement, we pay discretionary annual bonuses in cash to each of our executive officers to reward them for individual performance and contributions in helping us attain our corporate goals. The amount of a discretionary bonus is impacted by many factors, including a discretionary evaluation of the officer’s responsibility, performance, attitude and potential, the officer’s base salary and prior year compensation and our financial performance. No specific overall performance measures are utilized and there is no specific measure of, or formula based upon, our financial performance that we utilize in determining an officer’s bonus. Additionally, we do not use any specific weighting of these factors in determining discretionary bonuses. The Compensation Committee subjectively evaluates individual performance as a whole, without consideration of any specifically identified individual performance criteria or factors. In future filings, we will clarify our disclosure of any similar broadly subjective approach used in the future or, if we use specifically identifiable criteria or factors in the future, we will disclose such criteria or factors in accordance with Item 402 of Regulation S-K.

6.
We note that you have disclosed in your Summary Compensation Table non-equity incentive plan compensation earned by your named executive officers in 2011, and paid in 2012. We also note your disclosure regarding target reliability measures, target free cash flow measures and target safety and environmental objectives for your incentive compensation plan. If material, please disclose such targets, and disclose how actual performance compared to such targets. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

RESPONSE:    We acknowledge the Staff’s comment; however, we do not believe it is necessary to disclose such targets and how actual performance compared to such targets, as that information is not material to an understanding of the Company’s executive compensation policies or decisions. Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations states, in relevant part, that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the

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company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”
We have assessed our compensation policies and decisions, and the role of performance targets within our compensation scheme, and do not believe that additional specificity regarding our performance targets or results is material. We believe the information we have provided in our proxy statement regarding awards made pursuant to the Company’s incentive compensation plan and the approved bonus plans thereunder (the “Bonus Plans”) provides investors with the material information necessary to understand our incentive compensation plan as required by the applicable rules, and we do not believe that disclosure of specific targets or results is material to, or necessary for, a fair understanding of our executive compensation policies and decisions for the 2012 fiscal year, nor on an ongoing basis. On page 13 of the 2012 Proxy Statement, we disclose the material elements of the Bonus Plans. Specifically, we disclose (i) the bases of participation in the Bonus Plans; (ii) how bonus potential for the Company’s named executive officers is computed under the Bonus Plans; (iii) the bases for payments under the Bonus Plans (i.e., “37.5% on meeting or exceeding target reliability measures, 37.5% on meeting or exceeding target free cash flow measures and 25% on meeting or exceeding target safety and environmental objectives”); (iv) the method for calculating the bonus pool available under each Bonus Plan; and (v) the total bonus potential for the named executive officers. Given that our existing disclosure describes these material elements that underlie the potential payout under the Bonus Plans, providing further break down of the process and mechanics used to calculate the bonuses received by our named executive officers does not provide our shareholders with any additional helpful or material information, and our current disclosures provide the material information necessary for shareholders to sufficiently and accurately understand our underlying compensation philosophy.

7.
Please disclose how you determined the amount of equity (restricted stock units, restricted stock, and unrestricted stock, as applicable) granted to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and respectfully request that the Staff allow us to disclose in future filings how we determined the amount of equity granted to each of our named executive officers during the applicable year. With respect to the equity awards reflected in the Proxy Statement, the size of these awards was determined by the Committee after a review of applicable fiscal year’s performance and taking into consideration the grantees’ other compensation, the value of our shares on the date of grant and the Committee’s subjective judgment regarding the size of award necessary to strongly encourage both the retention of the grantees and their continued efforts on our behalf while managing the dilutive impact of the awards. No specific overall performance measures are utilized and there is no specific measure of, or formula based upon, our financial performance that we utilize in determining an officer’s equity award.
In connection with the hiring of Mr. Eisman as President of the Company, the amount of equity granted to him reflected the Compensation Committee’s subjective view of the appropriate amount of equity necessary to recruit Mr. Eisman to the position of President. Moreover, with Mr.

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Eisman’s appointment as Chief Executive Officer in 2011, the amount of equity granted in 2011 was determined in conjunction with the negotiation of Mr. Eisman’s employment agreement and reflects the Compensation Committee’s subjective view of the appropriate amount of equity necessary to appropriately incentivize Mr. Eisman as Chief Executive Officer. Due to the structure of Mr. Eisman’s equity award in 2011 (i.e., all equity granted in 2011 is subject to a 5-year cliff vesting mechanism), the Compensation Committee determined not to grant an equity award to Mr. Eisman in 2012.
In future proxy statement filings, we will provide disclosure explaining how the Compensation Committee determined the amount of equity granted to each of our named executive officers during the applicable year.
2012 Grants of Plan-Based Awards, page 19

8.
Please advise as to why you have not reported non-equity grants made pursuant to your 2005 Incentive Compensation Plan in your 2012 Grants of Plan-Based Awards table. See Item 402(d) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will report non-equity grants made pursuant to its 2005 Incentive Compensation Plan in the Grants of Plan-Based Awards table in accordance with Item 402(d) of Regulation S-K.
* * * * *

Securities and Exchange Commission
January 24, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact either James Ranspot, General Counsel of the Company at (972) 367-3614 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.
Very truly yours,

Alon USA Energy, Inc.

By:	/s/ Paul Eisman
Name:	Paul Eisman
Title:	President and Chief Executive Officer

Enclosures

cc:	James Ranspot (Alon USA Energy, Inc.)
Gillian A. Hobson (Vinson & Elkins LLP)
Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)